SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-53337

      NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-K

☐ Form N-SAR

 for Period Ended May 31, 2014

☐  Transition Report on Form 10-KSB

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

FlikMedia, Inc.
Full Name of Registrant

Crossbox, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)

77 Hookele Street, Suite 102, Kahului, Hawaii 96732
City, State and Zip Code

Address of Former Principal Executive Office (Street and Number)

5000 Birch Street, Suite 4800, Newport Beach, California 92660
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)    ☒ The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    ☒ The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day following  the  prescribed  due date; or the subject  quarterly report or transition report on Form 10-Q, or  portion  thereof  will be filed on or before the fifth  calendar  day following the prescribed due date; and

(c)    ☐  The  accountant's  statement  or  other  exhibit  required  by  Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition  report portion  thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Form 10-K for the period ended May 31, 2014 could not be filed within the prescribed time period due to additional time required to prepare and complete such document.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this Notification

Petra Grimm, Secretary/Chief Financial Officer (808) 893-2400
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FlikMedia, Inc.

(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 27, 2014

/s/ Petra Grimm
s/ Petra Grimm, Secretary and Chief
Financial Officer